20013055

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43645

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1 2019 (MM/DD/YY) AND ENDING March 31 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Landolt Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41412 N. Highway 83
(No. and Street)

Antioch	Illinois	60002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don McKiernan 847-838-5151
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkins & Dunleavy LLP
(Name – *if individual, state last, first, middle name*)

9645 W. Lincolnway Lane suite214A	Frankfort	Illinois	60423
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
JUN 01 2020
Washington DC
415

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Donald McKiernan**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Landolt Securities, Inc., as of March 31, 2020, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

ROSA Y SANCHEZ
Official Seal
Notary Public - State of Illinois
My Commission Expires Mar 30, 2021

Signature

CEO
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LANDOLT SECURITIES, INC.
Table of Contents
March 31, 2020

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2 - 3
Notes to the Statement of Financial Condition	4 - 8

DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholder
Landolt Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Landolt Securities, Inc. (the "Company") as of March 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Landolt Securities, Inc. as of March 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Landolt Securities, Inc.'s auditor since 2016.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
May 26, 2020

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
2639 Fruitville Road, Suite 303 I Sarasota, FL 34237

LANDOLT SECURITIES, INC.

Statement of Financial Condition

March 31, 2020

ASSETS

CURRENT ASSETS		
Cash	$	634,101
Securities owned, at fair value		98,252
Clearing deposit		100,000
Receivable from broker/dealer		7,211
Commission receivable - other		9,649
Prepaid expenses		48,439
Total Current Assets		897,652
PROPERTY AND EQUIPMENT		
Furniture and equipment		156,452
Leasehold improvements		50,432
Total property and equipment		206,884
Less: accumulated depreciation and amortization		(150,059)
Net Property and Equipment		56,825
OTHER ASSETS		
Intangible assets		45,116
Total Other Assets		45,116
TOTAL ASSETS	$	999,593

The accompanying notes are an integral part of the Statement of Financial Condition.

LANDOLT SECURITIES, INC.

Statement of Financial Condition

March 31, 2020

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	27,368
Accrued salaries, commissions, and related taxes		274,267
Deferred revenue		53,571
Total Current Liabilities		355,206
LONG-TERM LIABILITIES		
Deferred revenue		89,286
TOTAL LIABILITIES		444,492
STOCKHOLDER'S EQUITY		
Common stock, $1 par value, 56,000 shares authorized, 17,500 shares issued and outstanding		17,500
Additional paid-in capital		343,845
Retained earnings		193,756
Total Stockholder's Equity		555,101
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	999,593

The accompanying notes are an integral part of the Statement of Financial Condition.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
Landolt Securities, Inc. (the Company) is a registered securities broker-dealer headquartered in Oshkosh, Wisconsin with a branch office in Antioch, Illinois. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company has contracted with RBC Correspondent Services (RBC) to clear all securities transactions on a fully disclosed basis for customer accounts which are introduced by the Company and accepted by RBC.

Basis of Presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Securities Transactions
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Cash
For the purposes of the statement of cash flows, cash is defined as demand deposits including checking and savings accounts.

Securities Owned
Securities owned are valued at fair value using quoted market prices, with the resulting gains or losses reflected in income for the current year.

Receivable from Broker/Dealer and Commissions Receivable - Other
Receivable from Broker/Dealer and Commissions Receivable - Other are uncollateralized obligations due from RBC Correspondent Services, mutual fund, insurance, and other investment product companies under normal trade terms. These receivables are recorded at an amount computed by multiplying the stated commission rate, set by agreement with the investment product company, by the total amount invested by the client or the value of the insurance policy. Interest is not accrued on these receivables. Management considers these receivables to be collectable and therefore has not reported a valuation allowance.

Property and Equipment
Property and equipment are carried at cost. Depreciation and amortization are provided using the straight-line method over a five to fifteen year estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used are measured by a comparison of the carrying amount of an asset to undiscounted pre-tax future net cash flows. Future events could cause the Company to conclude that impairment indicators exist and that long-lived assets may be impaired. At March 31, 2020, the Company considers long-lived assets not to be impaired and therefore has not reported any impairment loss.

Intangible Assets
Intangible assets are carried at cost. Amortization is not provided because the assets have an indefinite life. The Company reviews intangible assets on an annual basis for possible impairment. At March 31, 2020, the Company considers intangible assets not to be impaired and therefore has not reported any impairment loss.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal income taxes for periods before January 1, 2017 and for state income taxes for periods before January 1, 2016.

Deferred Revenue

In 2018, the Company received a $250,000 incentive credit to change clearing firms as discussed in Note 3. The Company recognizes revenue from the incentive credit over the life of the agreement, with any unrecognized amount reported as a liability on the Statement of Financial Condition.

Advertising Costs

Expenditures for advertising and sales promotion are expensed as incurred. Advertising and promotion expense was $18,205 for the year ended March 31, 2020.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Securities Owned

The Company groups its financial assets measured at fair value in three levels, based on markets in which these assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 - Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques which all significant assumptions are observable in the market.

Level 3 - Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, option pricing models and similar techniques.

The components of securities owned are as follows at March 31, 2020:

	Level 1	Level 2	Level 3
Equity securities	$ 98,252	$ -	$ -

Note 3 – Agreement with RBC Correspondent Services (RBC)

As of July 14, 2018, the Company began using RBC for clearing services for all securities transactions initiated by the Company. RBC clears all transactions on a fully disclosed basis for customer accounts introduced by the Company and accepted by RBC. Pursuant to the terms of this agreement, the Company has agreed to indemnify and hold harmless RBC from and against all claims and liabilities arising out of any failures by the Company or customers to comply with any obligations under this agreement. The agreement is good through February, 2023. Either party may terminate this agreement by giving 90 days prior written notice, however, there is an early termination fee of $5,000 for every month the agreement is terminated early. The agreement requires a clearing deposit of $100,000 which is included in receivable from broker/dealer on the statement of financial condition. The agreement also requires a $100,000 net capital requirement.

Note 4 – Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors trade-date customer exposure and collateral values daily and requires customers to deposit additional collateral or reduce positions when necessary.

Note 5 – Concentrations of Credit Risk

The Company provides investment and related services to a diverse group of customers located throughout the United States of America.

The Company's exposure to credit risk associated with these transactions is measured on an individual customer basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. In the normal course of providing such services, the Company requires collateral on a basis consistent with industry practice or regulatory requirements. The type and amount of collateral is continually monitored and customers are required to provide additional collateral as necessary.

The Company maintains its cash balances in one financial institution located in Wisconsin. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At March 31, 2020, the Company's uninsured cash balance totaled $110,009.

Note 6 – Net Capital Requirements

As a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA), the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). This rule requires that net capital, as defined, shall be at least the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At March 31, 2020, the Company had net capital of $383,825, which was $283,825 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital was 1.16 to 1.

Note 7 – Reserve Requirements

The Company is exempt from Securities and Exchange Commission's Rule 15c3-3 under Section (k)(2)(ii) and, therefore, is not required to make the periodic computation for determination of reserve requirements, and information relating to the possession and control requirements under Rule 15c3-3 is not required herein.

Note 8 – Recognition of Revenue

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenue on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred, and discretion in establishing the price. Commissions and concessions revenue and related expense arising from securities transactions are recorded on a trade date basis. Trailing commissions revenue is generally based on a percentage of the current market value of clients' investment holdings and trail-eligible assets, and is recognized in the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

Commissions	$ 3,138,762
Trails	345,940
Firm trading	969,427
Commission earned	$ 4,454,129

Advisory fees – Advisory fee revenue represents fees charged to advisors 'clients'. The Company provides ongoing investment advice and administrative services for these accounts. This revenue is recognized ratably over time to match the continued delivery of performance obligations to the client over the life of the contract.

Securities Transactions – Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business date as the transaction date. Purchases and sales of securities are also recorded on a trade date basis.

Note 9 – Leases

The Company leased an office building and improvements located at 701 Oregon Street in Oshkosh, Wisconsin under a month-to-month lease that requires a monthly rent payment of $1,500. In addition to rent, the Company is responsible for utilities, insurance, maintenance, and repairs. Total rent expense charged to operations under this agreement for the year ended March 31, 2020 was $18,000. Effective April 1, 2020, a new broker began managing the Oshkosh office and assumed all rent and related expense obligations.

The Company's two-year lease for the shared use of an office building and improvements located at 41412 North Illinois Route 83, in Antioch, Illinois expired on December 31, 2019, at which point the Company began operating under a month-to-month lease. Monthly rent is $4,000. In addition to rent, the Company is responsible for utilities and insurance. Total rent expense charged to operations under this agreement for the year ended March 31, 2020 was $48,000.

The Company's seven year lease on its Bethesda, Maryland office expired on September 30, 2019 at which time the Company closed the office. Prior to expiration of the lease, the lessor was responsible for all real estate taxes and operating expenses. Total rent expense charged to operations under this agreement for the year ended March 31, 2020 was $34,379.

Note 10 – Related Party Transactions

Mr. and Mrs. Paul Pavelski own the real estate located at 701 Oregon Street in Oshkosh, Wisconsin and the real estate located at 41412 North Illinois Route 83 in Antioch, Illinois which is being leased by the Company (see Note 9 above). At March 31, 2020, Paul Pavelski is a corporate officer of Landolt Securities, Inc.

Note 11 – Pending Litigation

The Company was named in a FINRA arbitration matter from a former client seeking disgorgement of approximately $77,000. The Company believes the lawsuit is without merit and has not accrued any amount related to the matter as of March 31, 2019. The Company holds errors & omissions insurance with a $50,000 deductible.

Note 12 – Subsequent Events

The Company has evaluated subsequent events through May 26, 2020, the date which the financial statements were available to be issued.

The Company's operations may be affected by the recent and ongoing outbreak of the coronavirus disease 2019 (COVID-19) which was declared a pandemic by the World Health Organization in March 2020. The ultimate disruption which may be caused by the outbreak is uncertain; however, it may result in a material adverse impact on the Company's financial position, operations, and cash flows.